The Advisors' Inner Circle Fund II
101 Federal Street
Boston, Massachusetts 02110


September 19, 2012



FILED VIA EDGAR
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U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549


RE: THE ADVISORS' INNER CIRCLE FUND II (FILE NOS.: 033-50718 AND 811-07102) WITHDRAWAL OF AMENDMENT TO A REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT
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Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), The Advisors' Inner Circle Fund II (the "Trust"), on behalf of its series, the Frost High Income Bond Fund and Frost Cinque Large-Cap Buy Write Equity Fund (each, a "Fund"), respectfully requests that the U.S. Securities and Exchange Commission ("SEC") consent to the withdrawal of Post-Effective Amendment No. 135 to the Trust's Registration Statement. The Trust is requesting the withdrawal, and believes such withdrawal is consistent with the public interest and the protection of investors, because Post-Effective Amendment No. 135 contained a filing error of a technical nature, pursuant to which a subsequent post-effective amendment will be filed to correct. The Trust has not sold any shares of either Fund.

Pursuant to the requirements of Rule 478 under the Securities Act, this application for withdrawal of Post-Effective Amendment No. 135 has been signed by the President of the Trust this 19th day of September, 2012.

If you have any questions regarding the enclosed, please do not hesitate to contact the Trust's Secretary, Dianne M. Sulzbach, at (610) 676-3456.

Very truly yours,

THE ADVISORS' INNER CIRCLE FUND II


By:  /s/ Michael Beattie
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     Michael Beattie
     President